Exhibit 99.8

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES APPROVAL OF CORPORATE CONVERSION AND NAME CHANGE AS IT CONTINUES ITS STRATEGIC PIVOT TO THE LNG AND ENERGY TRANSITION BUSINESS

•	To become a corporation and adopt enhanced standards of corporate governance and transparency for investors

•	To be renamed “Capital Clean Energy Carriers Corp.” (“CCEC”), emphasizing the company’s strategic pivot to the LNG and energy transition business

•	Upon delivery of all contracted vessels, CCEC expected to become the largest U.S.-listed LNG transportation company and well-positioned for future growth

ATHENS, Greece, August 2, 2024 (GLOBE NEWSWIRE) – Capital Product Partners L.P. (“CPLP”, “we” or “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, announces today the approval by a majority of our unitholders, the conflicts committee of our Board of Directors (the “Committee”), our full Board of Directors (the “Board”) and our general partner, Capital GP L.L.C. (the “General Partner”), of the conversion of CPLP from a Marshall Islands limited partnership to a Marshall Islands corporation (the “Conversion”) and the renaming of CPLP to “Capital Clean Energy Carriers Corp.” (the “Name Change”). In connection with the Conversion, our General Partner will give up its existing management and consent rights with respect to CPLP.

The Conversion and the Name Change are key milestones in our strategic pivot towards the transportation of various forms of natural gas to industrial customers, including liquefied natural gas (“LNG”) and new commodities emerging as a result of the energy transition, as initially announced in November 2023. To achieve our strategic pivot, we entered into the Umbrella Agreement with Capital Maritime & Trading Corp. (“Capital Maritime”), our sponsor, and the General Partner, under which we agreed to acquire 11 newbuild LNG/C vessels (the “Newbuild LNG/C Vessels”), of which five vessels are already on the water and the remaining six vessels are expected to be delivered between the first quarter of 2026 and the first quarter of 2027. In June 2024, we also ordered 10 state-of-the-art, high-specification gas carriers, including four unique handy multi gas carriers that can carry liquid CO2. These, along with the Newbuild LNG/C Vessels, collectively form the “Energy Transition Vessels”. This $3.9 billion investment, notable both in asset value and scope, demonstrates our commitment to becoming a leading provider of transportation for LNG and other clean fuels.

We have already made significant progress on our refocus of the business with 12 latest generation LNG/C vessels currently on the water plus the disposal of seven legacy container vessels during the first half of 2024. Upon delivery of our remaining Energy Transition Vessels between the first quarter of 2026 and the third quarter of 2027, we expect to become the largest U.S.-listed LNG shipping company and will offer our industrial customers a full range of transportation solutions.

Conversion and Name Change Details

We expect to complete the Conversion and the Name Change by August 26, 2024. Upon completion, our Common Shares will trade on the Nasdaq Global Select Market (“Nasdaq”) under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

As a result of the Conversion, the following changes to our capital structure and corporate governance, among others, will occur:

•	CPLP, a Marshall Islands limited partnership, will convert to CCEC, a Marshall Islands corporation.

•	Each common unit of CPLP issued and outstanding immediately prior to the Conversion will be converted into one common share of CCEC with a par value of $0.01 per share (the “Common Shares”).

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The General Partner Units and Incentive Distribution Rights issued and outstanding immediately prior to the Conversion will be converted into an aggregate 3,500,000 Common Shares. Following the Conversion, Capital Maritime and its affiliates will hold in aggregate approximately 59.0% of the outstanding Common Shares.

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The General Partner will give up its existing management and consent rights with respect to CPLP, including its right to appoint three directors to our Board and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to CPLP’s governing documents.

•	Following the Conversion, the Board will consist of eight directors, a majority of which will be “independent” in accordance with Nasdaq rules.

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Until Capital Maritime and its affiliates cease to own at least 25% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to the Board. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to nominate two out of eight directors to the Board. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to nominate one out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to nominate directors to the Board. The remaining members of the Board will be nominated by CCEC’s nominating committee and all directors will be elected by majority vote of the holders of Common Shares (including Capital Maritime and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote.

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, said: “Today’s announcement of Capital Product Partners’ conversion into a Marshall Islands corporation is an important step in the growth and evolution of the group. It builds upon our stated intention to become the only listed shipping company offering transportation for all gas types with an emphasis on the energy transition, as these vessels can move LPG, ammonia, butane, propylene and liquid CO2, adding to LNG, where we already have a presence. When completed, this conversion will enhance our corporate governance and is intended to position the group as a more attractive investment opportunity in the equity capital markets. We have structured the converted company in a manner that we believe will appeal to institutional investors, which we believe will further broaden our investor base and improve our trading liquidity.”

The forgoing description of the Conversion is qualified by reference to the full definitive documents for the Conversion, which will be filed with the SEC.

The Conversion and the Name Change were approved by the Committee and our Board and we obtained unitholder approval for the Conversion and the Name Change by written consent of Capital Maritime and its affiliates, which hold a majority of our outstanding common units, pursuant to Section 13.11 of our Second Amended and Restated Agreement of Limited Partnership. Raymond James & Associates, Inc. served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisor to the Committee. Evercore served as financial advisor and Sullivan & Cromwell LLP served as legal advisor to Capital Maritime.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands limited partnership, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CPLP currently owns 20 high specification vessels, including 12 latest generation LNG carriers (LNG/Cs) and eight legacy Neo-Panamax container vessels. In addition, CPLP has agreed to acquire six additional latest generation LNG/Cs, six dual fuel medium gas carriers and four handy liquid CO2/multi gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about CPLP, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the Conversion and the Name Change, the transactions contemplated pursuant to the Umbrella Agreement, CPLP’s ability to pursue growth opportunities and CPLP’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Capital GP L.L.C.

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product

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